FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – NOVEMBER 24, 2010

BAYTEX ENERGY TRUST TO PRESENT AT THE CANACCORD GENUITY GLOBAL ENERGY CONFERENCE

CALGARY, ALBERTA (November 24, 2010) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Derek Aylesworth, Chief Financial Officer, will be presenting at the Canaccord Genuity Global Energy Conference on Wednesday, December 1, 2010 at 1:20pm EST (11:20am MST) in Miami, Florida.  Presentation slides and a link to the webcast will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The archived webcast of the presentation can also be accessed via the following URL for one year following the presentation:

http://www.wsw.com/webcast/canaccord3/register.aspx?conf=canaccord3&page=index&url=http%3A//www.wsw.com/webcast/canaccord3/

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer                                                                      Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer                                                                                               Telephone: (587) 952-3120
Brian Ector, Director, Investor Relations                                                                                                  Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca